FORM 11-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
(Mark One)
               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended: December 31, 2000

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
            For the transition period from:_________ to ____________
                         Commission file number: 1-13754

                             THE ALLMERICA FINANCIAL
                             AGENTS' RETIREMENT PLAN
                            (Full title of the plan)

                         ALLMERICA FINANCIAL CORPORATION
             (Exact name of registrant as specified in its charter)

                       Delaware                     04-3263626
         (State or other jurisdiction of          (I.R.S. Employer
          incorporation or organization)       Identification Number)

               440 Lincoln Street, Worcester, Massachusetts 01653
                    (Address of principal executive offices)
                                   (Zip Code)

                                 (508) 855-1000
              (Registrant's telephone number, including area code)

        _________________________________________________________________
(Former name, former address and former fiscal year, if changed since last report)

The Allmerica Financial
Agents' Retirement Plan
Financial Statements
and Additional Information
December 31, 2000 and 1999

The Allmerica Financial Agents' Retirement Plan
December 31, 2000 and 1999
--------------------------------------------------------------------------------


TABLE OF CONTENTS




Report of Independent Accountants........................................     1
Statements of Net Assets Available for Benefits..........................     2
Statements of Changes in Net Assets Available for Benefits...............     3
Notes to Financial Statements............................................     4




Additional Information*



Schedule of Assets Held for Investment Purposes At End of Year...........     9










* Other schedules required by the Department of Labor Rules and Regulations on reporting and disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

                        Report of Independent Accountants




To the Participants and Administrator of The Allmerica Financial Agents' Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Allmerica Financial Agents' Retirement Plan (the "Plan") at December 31, 2000 and December 31, 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

June 29, 2001

The Allmerica Financial Agents' Retirement Plan
Statements of Net Assets Available for Benefits
At December 31,
--------------------------------------------------------------------------------


                                                        2000                   1999
                                                ------------------       -----------------
Assets
Investments with First Allmerica Financial
  Life Insurance Company:

      Investments, at fair value:
       Separate Investment Accounts:
        Growth Stock Fund                            $  22,458,614  *     $  25,008,806
        Indexed Stock Fund                              15,641,349  *        18,776,257
        Select Aggressive Growth Fund                   13,037,915  *        12,771,951
        Select International Equity Fund                 9,684,478  *         9,454,865
        Select Growth Fund                               8,949,581  *         9,465,860
        Balanced Fund                                    4,575,795            4,895,066
        Select Capital Appreciation Fund                 4,273,109            1,861,541
        Money Market Fund                                2,475,865            4,523,026
        Diversified Bond Fund                              762,169              927,573
        Government Securities Fund                         137,201              278,080
                                                      -------------        -------------
                                                        81,996,076           87,963,025

      Investments, at contract value:
        Fixed Interest Fund                              6,840,130  *         8,732,450

Participant loans                                        3,588,501            3,712,241

Other assets                                               278,855              292,647
                                                    ---------------       --------------
                                                        92,703,562          100,700,363
                                                    ---------------       --------------


Investments with Allmerica Trust
  Company, N.A.:

      Allmerica Financial Corporation
        Stock Fund, at fair value                       13,971,974  *        12,439,219

Employer's contribution receivable                       3,387,089            3,235,686
Participants' contribution receivable                         -                 483,543
                                                    ---------------       --------------
                                                         3,387,089            3,719,229
                                                    ---------------       --------------
 Net assets available for benefits                   $ 110,062,625        $ 116,858,811
                                                    ===============       ==============

* Amount represents five percent or more of net assets available for benefits at December 31, 2000.



   The accompanying notes are an integral part of these financial statements.

The Allmerica Financial Agents' Retirement Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31,
--------------------------------------------------------------------------------

                                                 2000                      1999
                                          -------------------       -------------------
Investment (loss) income:
  Net (depreciation) appreciation of:
      Separate Investment Accounts             $  (9,487,133)            $  18,192,482
      Allmerica Financial Corporation
        Stock Fund                                 3,954,761                  (221,188)
  Interest and dividend income                       776,235                   887,019
                                          -------------------       -------------------
                                                  (4,756,137)               18,858,313
                                          -------------------       -------------------

Contributions:
  Employer contributions                           3,387,089                 3,383,880
  Participant contributions                        3,049,801                 3,583,773
  Reallocated forfeitures                            (78,845)                  (44,685)
                                          -------------------       -------------------
                                                   6,358,045                 6,922,968
                                          -------------------       -------------------
        Total additions                            1,601,908                25,781,281
                                          -------------------       -------------------

Benefit payments                                  (8,405,557)               (7,823,507)
Purchase of life insurance and
  annuity contracts                                    7,463                     6,800
                                          -------------------       -------------------
        Total deductions                          (8,398,094)               (7,816,707)
                                          -------------------       -------------------

Net (decrease) increase during year               (6,796,186)               17,964,574
                                          -------------------       -------------------

Net assets available for benefits,
  beginning of year                              116,858,811                98,894,237
                                          -------------------       -------------------

Net assets available for benefits,
  end of year                                  $ 110,062,625             $ 116,858,811
                                          ===================       ===================






   The accompanying notes are an integral part of these financial statements.

The Allmerica Financial Agents' Retirement Plan
Notes to Financial Statements
--------------------------------------------------------------------------------





NOTE 1 - Description of plan

The following description of The Allmerica Financial Agents' Retirement Plan ("the Plan") is provided for general informational purposes only. More complete information is provided in the Summary Plan Description, which is available from the Plan Administrator.

General

The Plan is a defined contribution plan for certain employees and insurance agents of First Allmerica Financial Life Insurance Company ("FAFLIC", "the Sponsor" or "Company") and Allmerica Financial Life Insurance and Annuity Company ("AFLIAC"). FAFLIC and AFLIAC are wholly-owned subsidiaries of Allmerica Financial Corporation ("AFC").

The Plan is administered by the Sponsor ("the Plan Administrator") and is subject to the provisions of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Trustee of the Plan is Investors Bank & Trust Company. The Plan's assets are held by the Sponsor and Allmerica Trust Company, N.A., a related party. The Plan's recordkeeper is Hewitt Associates LLC.

In June 2001, the Board of Directors of the Company appointed State Street Bank and Trust Company the Trustee of the Plan and of the AFC Stock Fund. The Sponsor continues to hold those assets invested in its Fixed Interest Fund.

Eligibility

Eligible employees and insurance agents are permitted to participate in the Plan on the first day of employment with the Company, as defined by the Plan document.

Employer contributions

For each Plan year, the employer will contribute a minimum contribution of 7% of the total compensation paid all eligible participants during the year comprised of up to 2% as a 401(k) employer contribution with the remainder comprised of an employer profit share contribution. Participants are eligible to receive this contribution following completion of one year of service, as defined by the Plan document. Based on the Sponsor's before-tax profits and the discretion of the Sponsor's Board of Directors, the Sponsor may contribute more than the 7% contribution, subject to the established limitations under ERISA. Employer contributions are allocated to the same investment vehicles as the participant contributions.

Reallocated forfeitures

Forfeitures of employer contributions related to nonvested terminated participants have been transferred to either the Money Market Fund or the Fixed Income Fund where they remain until the Plan Administrator reallocates them to the remaining eligible participants of the Plan. Forfeited amounts supplement the employer contributions and are allocated to the Plan's investment vehicles based upon the investment elections of each eligible participant. The Board of Directors has authorized the Plan to use forfeitures to reduce employer contributions in the current year beginning in 2001.

Participant accounts

Active participants in the Plan are eligible to make 401(k) contributions through the use of a salary reduction plan up to a maximum of $10,500 and $10,000 in 2000 and 1999, respectively.

As directed by participant election, contributions may be invested in the Fixed Interest Fund, in the Separate Investment Accounts of the Sponsor or in the AFC Stock Fund, held with Allmerica Trust Company, N. A.. All investment income is reinvested in the same investment vehicle and is credited to the respective participant account.

Beginning in June 2001, participants will no longer be able to direct their contributions or maintain balances in the Separate Investment Accounts of the Sponsor. These investment options have been replaced with non-affiliated mutual funds.

Participant loans

Loans made to participants are secured by the vested portion of the participant's account up to the limit as defined in the Plan document. Loans vary in duration, depending upon purpose, and are at an interest rate determined by the Plan Administrator. A participant is limited to a maximum of two loans outstanding at any one time from all plans of the Company combined. Loan fees are not charged to participants. Interest income on participant loans totaled $286,065 and $284,950 in 2000 and 1999, respectively.

Distributions and vesting provisions

Vested account balances become payable upon retirement, death, or separation from service (including disability) as defined in the Plan document.

A participant's profit sharing account balance becomes 100% vested upon his or her death or becoming totally and permanently disabled or upon attaining normal retirement age (age 65). In addition, a participant's 401(k) account balance, including the employer 401(k) contribution allocated to this account, rollover account, after-tax voluntary contribution account and tax deductible voluntary contribution account are 100% vested.

The employer contributions other than the employer 401(k) amount shall be 100% vested after completion of 5 years of service.

The amounts vested at December 31, 2000 and 1999 were $104,236,862 and $107,579,060, respectively.

Payments from the fund are subject to limitations and requirements specified in the Plan document.

NOTE 2 - Significant accounting policies

Significant accounting and reporting policies followed by the Plan are summarized as follows:

Basis of presentation

The accompanying financial statements have been presented on the accrual basis of accounting, in accordance with generally accepted accounting principles.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Valuation of investments

The Fixed Interest Fund is held in the Sponsor's general account and provides for guaranteed rates of interest reset annually. The credited interest rates were 5.75% and 4.65% for monies invested during 2000 and 1999, respectively.

The investment contracts held by the Fixed Interest Fund of the Plan are fully benefit-responsive and are therefore exempt from fair value accounting for certain contracts under the provisions of Statement of Position 94-4, "Reporting Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Plans". As such, these investments are recorded at contract value, which approximates fair value at December 31, 2000 and 1999.

The Separate Investment Accounts are pooled investment accounts established as funding vehicles for qualified corporate retirement programs administered by the Sponsor. Separate Investment Account funds are segregated into accounts with specific investment objectives. Investments in Separate Investment Accounts are stated at current value based on the market value of the underlying securities as determined by the Sponsor, primarily through the use of quoted prices. The investment returns of the Separate Investment Accounts of the Sponsor were as follows:

                                     Year Ended              Year Ended
Separate Investment Account        December 31, 2000      December 31, 1999
---------------------------        -----------------      -----------------
Growth Stock                              (9.46)%               29.19 %
Diversified Bond                          11.11 %               (0.21)%
Money Market                               6.70 %                5.43 %
Indexed Stock                             (8.75)%               20.91 %
Government Securities                     10.87 %                0.80 %
Balanced                                  12.53 %               (0.19)%
Select Aggressive Growth                 (23.89)%               39.94 %
Select International Equity               (8.08)%               33.01 %
Select Capital Appreciation                7.85 %               26.61 %
Select Growth Fund                       (17.14)%               30.89 %


Due to participant-directed investment activity, actual investment returns experienced by the Plan may differ from those of the Sponsor's Separate Investment Accounts.

The AFC Stock Fund is a collective trust established by Allmerica Trust Company, N.A. (a wholly-owned subsidiary of AFC). The AFC Stock Fund is stated at fair value as determined by quoted market prices of both AFC common stock and cash equivalents held in the Fund. The average investment return for 2000 and 1999 was 30.47% and (4.52)%, respectively.

Purchases and sales of securities are accounted for as of the trade date.

Other assets

Other assets represent the value of individual annuities purchased from the Sponsor and the annual interest earned plus the cash surrender value of life insurance contracts held within the Plan.

In addition, the Plan is a policyholder of a non-participating group annuity contract issued by FAFLIC, formerly State Mutual Life Assurance Company of America ("State Mutual"). As such, in 1995 the Plan received the de minimis amount of consideration in State Mutual's demutalization in the form of stock in AFC, the new publicly-traded holding company of FAFLIC. The Plan received 28 shares of AFC stock with a per share value of $21 and a total value of $588. This award is not allocated to individual participants of the Plan. These shares have been included in "Other assets" in the Statement of Net Assets Available for Benefits at December 31, 2000 and 1999.

Administrative expenses

The Sponsor paid all of the expenses incurred in the administration of the Plan.

NOTE 3 - Federal income taxes

The Internal Revenue Service determined and informed the Sponsor by a letter dated June 3, 1996 that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code. Therefore, no provision for income tax is required.

NOTE 4 - Plan termination

Although the Sponsor has not expressed any intent to terminate the Plan or discontinue contributions, it may do so at any time. Should the Plan terminate or discontinue contributions, the Plan provides that each participant's interest in the Plan's assets as of the termination date shall become 100% vested and nonforfeitable and either payable to the participant or applied to purchase a nonforfeitable retirement annuity at the participant's option.

Additional Information

The Allmerica Financial Agents' Retirement Plan
Schedule of Assets Held for Investment Purposes At End of Year
Form 5500, Schedule H, Part IV, Line 4i
At December 31, 2000
--------------------------------------------------------------------------------

           Identity of                  Description of              Shares or
             Issue                       Investments                  Units          Current Value
             -----                       -----------                  -----          -------------

Investments with First
Allmerica Financial
Life Insurance Company:**

    Fixed Interest Fund        Interest rates from 4.65% to
                               5.90%                                                $  6,840,130*

    Separate Investment
      Accounts:

    Growth Stock Fund          Diversified portfolio of common
                               stocks                               1,060,384         22,458,614*

    Indexed Stock Fund         Common stocks which comprise
                               S&P 500 Composite Stock Index        1,983,961         15,641,349*

    Select Aggressive          Speculative portfolio of
      Growth Fund              equities of small to
                               medium-sized emerging growth
                               companies                              584,440         13,037,915*

    Select International       Portfolio of equities of
       Equity Fund             established non-U.S. companies
                               expected to benefit from
                               global economic trends                 452,929          9,684,478*

    Select Growth Fund         Diversified portfolio comprised
                               primarily of common stocks             573,460          8,949,581*

    Balanced Fund              Diversified portfolio balanced
                               in traditional stocks, bonds
                               and cash equivalents                   162,621          4,575,795

    Select Capital             Portfolio of common stocks of
      Appreciation Fund        industries and companies in a
                               favorable competitive
                               environment and regulatory
                               climate                                246,915          4,273,109

    Money Market Fund          Money market instruments
                               maturing in 1 year or less             543,267          2,475,865

    Diversified Bond Fund      Long term fixed income
                               securities                              64,880            762,169


The Allmerica Financial Agents' Retirement Plan
Schedule of Assets Held for Investment Purposes At End of Year(continued) Form 5500, Schedule H, Part IV, Line 4i
At December 31, 2000
--------------------------------------------------------------------------





           Identity of                  Description of               Share or
              Issue                      Investments                   Units        Current Value
              -----                      -----------                   -----        -------------
Investments with First
Allmerica Financial
Life Insurance Company:**
(continued)

    Separate Investment
      Accounts (continued):

    Government Securities      Debt instruments and mortgage
      Fund                     backed securities guaranteed by
                               the U.S. Government or its
                               affiliates                               7,222            137,201

Participant Loans              Interest rates from 7.0% to
                               11.0%                                                   3,588,501

Other Assets                   Individual annuities and life
                               insurance purchased from the
                               First Allmerica Financial Life
                               Insurance Company and 28 shares of
                               non-participant directed AFC
                               common stock**                                            278,855


Investments with Allmerica
Trust Company, N.A.:**

    AFC Stock Fund             Common stock traded on the New
                               York Stock Exchange and cash
                               equivalents                            191,835          13,971,974*
                                                                                     ------------
Total Investments                                                                    $106,675,536
                                                                                     ============



** Represents party-in-interest.
*  Amount represents five percent or more of net assets available for benefits.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                   THE ALLMERICA FINANCIAL
                   AGENTS' RETIREMENT PLAN
                   (Name of Plan)

                   /s/ Barbara Z. Rieck

                   Plan Administrator:  First Allmerica Financial
                   Life Insurance Company by Barbara Z. Rieck
                   Manager of Retirement Services


                   June 29, 2001

Exhibit Index
-------------

Exhibit 23.1    Consent of Independent Accountants

Exhibit 23.1

                       CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-578) of Allmerica Financial Corporation of our report dated June 29, 2001 relating to the financial statements of The Allmerica Financial Agents' Retirement Plan, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Boston, Massachusetts
June 29, 2001